Exhibit 99.1



142 WEST 57TH STREET NEW YORK, N.Y. 10019

ANN TAYLOR ANNOUNCES JULY 2003 SALES RESULTS

<u>New York, New York, August 7, 2003</u> – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the four week period ended August 2, 2003 increased 15.7 percent to $116,451,000 over total net sales of $100,623,000 for the four week period ended August 3, 2002. By division, net sales were $65,020,000 for Ann Taylor and $41,687,000 for Ann Taylor Loft.

Comparable store sales for the period increased 7.6 percent compared to a comparable store sales increase of 7.4 percent for the same four week period last year. By division, comparable store sales for fiscal July 2003 were up 8.6 percent for Ann Taylor compared to a 9.0 percent increase last year, and up 5.0 percent for Ann Taylor Loft compared to a 4.8 percent increase last year.

For the second quarter of fiscal 2003, total net sales were $390,207,000, up 13.7 percent from $343,143,000 for the same period last year. By division, net sales for the second quarter were $216,038,000 for Ann Taylor and $140,008,000 for Ann Taylor Loft. Comparable store sales for the second quarter of fiscal 2003 were up 5.3 percent, compared to a decrease of 0.2 percent for the second quarter of last year. By division, comparable store sales for the second quarter were up 4.9 percent for Ann Taylor compared to a 0.3 percent increase last year, and up 5.7 percent for Ann Taylor Loft compared to a 1.5 percent decrease last year.

Ann Taylor Chairman, J. Patrick Spainhour, said, "We were pleased with the success of our end of season clearance at both our Ann Taylor and Ann Taylor Loft divisions. The strong performance of our summer clearance allowed us to enter August in a clean inventory position."

Mr. Spainhour continued, "Due to higher than expected sales and related margin, we are raising our second quarter earnings per share guidance to approximately $0.44 - $0.45 from the range of $0.39 - $0.41."

Total inventory levels at the end of July, including inventory attributable to Ann Taylor Global Sourcing, were down approximately 8 percent on a per square foot basis compared to last year, consistent across both divisions. This decrease is primarily due to lower in-transit inventory levels compared to last year.

The company continues to expect earnings per share in the range of $0.98 - $1.04 for the fall season and will provide third and fourth quarter guidance at the time of its second quarter earnings announcement scheduled for August 13th.

Geographically, sales results were weakest in the Northeast region of the country. These results were consistent across both divisions.

The Company did not open or close any stores during July. The total store count at fiscal month end remained unchanged at 603, comprised of 350 Ann Taylor stores, 226 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total square footage at the end of fiscal July increased 8.1 percent over last year.

For the fiscal year-to-date period ended August 2, 2003, the Company's net sales totaled $742,224,000, up 7.8 percent from $688,535,000 for the same period in fiscal 2002. By division, net sales for the fiscal year-to-date period were $417,364,000 for Ann Taylor and $259,931,000 for Ann Taylor Loft. Comparable stores sales for the fiscal year-to-date period decreased 0.5 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 1.8 percent for Ann Taylor and up 1.7 percent for Ann Taylor Loft.

Ann Taylor is one of the country's leading women's specialty retailers, operating 603 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe acute respiratory syndrome, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:
Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484